March 8, 2017
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE: Herman Miller, Inc.
Form 10-K for the Year ended May 28, 2016
Filed July 26, 2016
File No. 1-15141

Dear Ms. Rocha:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") in your letter dated March 2, 2017 with respect to the above referenced filing. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended May 28, 2016
Controls and Procedures, page 82

1.
We have read your response to comment 2 in our letter dated February 3, 2017. You indicate that the ERP implementation at DWR did not materially affect your internal controls over financial reporting nor did it result in a material change in internal controls over financial reporting. However, based on your response and notwithstanding that the order disruptions resulting from the implementation may not have impacted your evaluation of the effectiveness of the related controls, it is unclear to us how the actual implementation of the ERP would not constitute a material change in internal control over financial reporting during the quarter ended November 28, 2015. Please tell us if an ERP system was already implemented or is being implemented in other business units, if the current ERP implementation only impacts DWR, confirm that the business disruption only related to DWR and tell us how you considered all of these factors in determining that the implementation of the ERP system does not constitute a material change in internal control over financial reporting under Item 308(c) of Regulation S-K.

Response:

The ERP implementation referred to in the company’s fiscal 2016 Forms 10-K and second quarter 10-Q related solely to the company’s subsidiary, Design Within Reach ("DWR"). The company has not implemented nor does it intend to implement this ERP system at any of its other businesses as the system is specific to DWR's retail operations. The business disruptions described in the company’s fiscal 2016 filings as well as in our response to your previous comments were limited to DWR and did not impact any other areas of the company, including the other components of the company's Consumer reporting segment. Further, the ERP implementation did not replace existing systems used in inventory management, fixed assets, accounts payable, and the general ledger processes; nor did the ERP implementation have a material impact on the transaction level controls at DWR. Considering the factors noted above, management concluded that the ERP implementation at DWR did not represent a material change in internal control over financial reporting under Item 308(c) of Regulation S-K. Additionally, we will continue to consider the disclosure requirements of Item 308(c) of Regulation S-K in future filings in the event that the company experiences material changes in processes or controls.

Acknowledgment

In connection with our response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comment. If you have additional questions or comments, please feel free to contact me at 616-654-8538.

Very truly yours,

/s/ Jeffrey M. Stutz
Jeffrey M. Stutz
Chief Financial Officer
(Duly Authorized Signatory for Registrant)